UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk

(Registrant)

Date	April 4, 2013	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk

INVITATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

No. 57/PR000/COP-A0070000/2013

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. domiciled in Kota Bandung (hereinafter referred to as the “Company”, hereby invites Shareholders of the Company to attend the Annual General Meeting of Shareholders (the “Meeting”) of the Company to be held on:

Day / Date Time Venue	: : :	Friday, April 19, 2013 13.30 Jakarta Time The Ritz Carlton Jakarta Pacific Place, Ballroom III 4th Floor, Sudirman Central Business District (SCBD) Jl. Jenderal Sudirman Kav.52-53, Jakarta

The Meeting will discuss and decide on the following agenda:
1.	Approval of the Company’s Annual Report for the 2012 financial year, including the Board of Commissioners’ Supervisory Report.
2.

Ratification of the Company’s Financial Statements and Partnership and Community Development Program (Program Kemitraan dan Bina Lingkungan), Annual Report for the 2012 financial year and acquittal and discharge of all members of the Board of Directors and the Board of Commissioners.

3.	Appropriation of the Company’s net income for the 2012 financial year.
4.	Determination of remuneration for members of the Board of Directors and the Board of Commissioners for the 2013 financial year.
5.

Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for the 2013 financial year, including audit of internal control over financial reporting and appointment  of a Public Accounting Firm to audit the Financial Statement of the Partnership and Community Development Program for the 2013 financial year.

6.	Changes to the Plan for the Use of the Company’s Treasury Stock from Share Buy Back I through IV.
7.

Change of nomenclature title of the Board of Directors other than President Director and Finance Director and reaffirmation of the structure of the Board of Directors as stipulated in Annual General Meeting of Shareholders on May 11, 2012.

8.	Ratification of Minister of State-Owned Enterprise Regulation Number PER-12/MBU/2012, dated August 12, 2012 on Supporting Body for the Board of Commissioners in State-Owned Enterprise.
9.

Amendment to the Company’s Articles of Association in relation to: (i) stock-split of the Company’s Series  A and Series B shares, and (ii) provision of Partnership and Community Development Program in the Company’s Working Plan and Budgeting.

10.	Changes in composition of Board of the Company.

Notes:
1.	This notice shall be deemed as an invitation to the Meeting for the Company’s Shareholders. The Board of Directors will not send separate invitations to the Shareholders.
2.

Those who are eligible to attend the Meeting are the Shareholders (or their proxies) whose names are registered in the Company’s Share Register at 16.00 hours Western Indonesian Time on April 3, 2013 or the registered owners of the security sub account in the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on the Indonesian Stock Exchange on April 3, 2013.

3.

The Shareholders or their proxies who will attend the Meeting are required to bring a copy of their Collective Share Certificates (“CSC”) and Kartu Tanda Penduduk (“KTP”) or another personal identification document to be presented and submitted to Officer of the Meeting before entering the Meeting room. Institutional Shareholders are required to bring a copy of their Articles of Association and any amendments, together with the latest composition of the Board of Directors.

4.

Shareholders who can not attend the Meeting may be represented by their proxy by presenting a signed copy of the legal proxy letters and a copy of the Shareholder’s identification provided that any members of the Board of Directors or the Board of Commissioners or employees of the Company may act as a proxy in the Meeting, however the votes that they cast as a proxy in the Meeting shall not be taken into account in the voting. The form of the proxy letter is available at the addresses listed in item 5 below during our business hours.

5.

Materials for the Meeting (“Meeting’s Materials”) are available on the Company’s website at www.telkom.co.id, starting the date hereof. If needed, materials for the Meeting are available to be examined during our business hours and can be be obtained from the Company by submitting a copy of CSC and the personal identification to our Investor Relations team at the address bellow:

	PT TELKOM INDONESIA, Tbk	PT DATINDO ENTRYCOM
Investor Relations
	Grha Citra Caraka 5th floor	Wisma Dinners Club Annex
	Jl. Jend. Gatot Subroto Kav.52	Jl. Jend. Sudirman Kav.34-35
	Jakarta 12710	Jakarta 10120
	Telp. (021) 521 5109, Fax. (021) 522 0500	Telp. (021) 570 9009, Fax. (021) 570 9026-28

6.	To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present thirty minutes prior to the time of the Meeting.

Bandung, April 4, 2013
PT TELKOM INDONESIA, Tbk

Board of Directors